                                                                    Exhibit 99.3

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                   AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
                        NOTICE OF ANNUAL GENERAL MEETING
                                       AND
                             REVISED ANNUAL CAP FOR
                        CONTINUING CONNECTED TRANSACTIONS

                        INDEPENDENT FINANCIAL ADVISER TO
        THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS

                               (BNP PARIBAS LOGO)

A letter from the Board is set out on pages 4 to 9 of this circular.

A letter from the Independent Board Committee in respect of the Supplemental Agreement and the revised annual cap for the Continuing Connected Transactions is set out on pages 10 of this circular.

A letter from BNP Paribas Capital (Asia Pacific) Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement and the revised annual cap for the Continuing Connected Transactions is set out on pages 11 to 15 of this circular.

A notice dated 11 May 2007 convening the AGM of the Company to be held at the Meeting Room, 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 28 June 2007 at 9:30 a.m. is set out on pages 21 to 27 of this circular. A notice dated 11 May 2007 convening the EGM of the Company to be held at the same place and on the same date as aforesaid at 10 a.m. (or so soon thereafter as the AGM shall have been concluded or adjourned) is set out on pages 28 to 29 of this circular.

Whether or not you are able to attend the AGM and/or the EGM, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM and/ or the EGM, you are required to complete and return the relevant reply slip(s) to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 8 June 2007. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM or EGM (or any adjournment thereof).

                                                                     11 May 2007

                                    CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS .............................................................     1

LETTER FROM THE BOARD ...................................................     4

LETTER FROM THE INDEPENDENT BOARD COMMITTEE .............................    10

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER ...........................    11

APPENDIX -- GENERAL INFORMATION .........................................    16

NOTICE OF ANNUAL GENERAL MEETING ........................................    21

NOTICE OF EXTRAORDINARY GENERAL MEETING .................................    28

                                   DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM" the annual general meeting of the Company to be held at 9:30 a.m. on 28 June 2007;

"Articles"                       the Articles of Association of the Company;

"associate(s)"                   has the meaning ascribed thereto under the
                                 Listing Rules;

"Board"                          the board of Directors;

"Company"                        Guangshen Railway Company Limited (CHINESE
                                 CHARACTERS) a joint stock limited company
                                 incorporated in the PRC, the H Shares of which
                                 are listed on HKSE, the A shares of which are
                                 listed on the Shanghai Stock Exchange and the
                                 ADSs of which are listed on NYSE;

"Continuing Connected            the transactions contemplated under the GS
   Transactions"                 Comprehensive Services Agreement;

"CSRC"                           China Securities Regulatory Commission;

"Directors"                      the directors of the Company;

"EGM" the extraordinary general meeting of the Company to be held at 10 a.m. (or so soon thereafter as the AGM shall have been concluded or adjourned) on 28 June 2007;

"EMUs"                           Electric Multiple Units train;

"Fourth Railway Line"            the fourth railway line constructed by the
                                 Company between Guangzhou and Shenzhen through
                                 Xintang and Pinghu;

"GR Group Company"               Guangzhou Railway (Group) Company (CHINESE
                                 CHARACTERS), a state-owned enterprise under the
                                 administration of the MOR and also the largest
                                 shareholder of the Company holding
                                 approximately 41% of the issued share capital
                                 of the Company;

"Group"                          the Company and its subsidiaries;

                                   DEFINITIONS

"GS"                             Guangshen Railway Enterprise Development
                                 Company (CHINESE CHARACTERS), a wholly-owned subsidiary of GR Group Company;

"GS Comprehensive Services       the comprehensive services agreement entered
   Agreement"                    into between GS and the Company dated 13
                                 January 2006 in relation to the provision of
                                 certain services by GS;

"H Share(s)"                     overseas listed foreign Share(s), which are
                                 subscribed for and traded in Hong Kong dollars
                                 on HKSE;

"HKSE"                           The Stock Exchange of Hong Kong Limited;

"Hong Kong"                      The Hong Kong Special Administrative Region of
                                 the PRC;

"Independent Board Committee"    an independent committee of the Board
                                 comprising Mr. Chang Loong Cheong, Ms. Deborah
                                 Kong and Mr. Wilton Chau Chi Wai who are
                                 independent non-executive Directors;

"Independent Financial           BNP Paribas Capital (Asia Pacific) Limited, a
   Adviser"                      corporation licensed to conduct type 1 (dealing
                                 in securities) and type 6 (advising on
                                 corporate finance) regulated activities under
                                 the Securities and Futures Ordinance (Cap 571);

"Independent Shareholders"       Shareholders other than GR Group Company and
                                 its associates;

"Latest Practicable Date"        7 May 2007, being the latest practicable date
                                 prior to the printing of this circular for
                                 ascertaining certain information referred to in
                                 this circular;

"Listing Rules"                  the Rules Governing the Listing of Securities
                                 on HKSE;

"MOR"                            Ministry of Railways (CHINESE CHARACTERS), PRC;

"NYSE"                           The New York Stock Exchange, Inc.;

"PRC"                            The People's Republic of China;

"RMB"                            Renminbi, the lawful currency of the PRC;

                                   DEFINITIONS

"Shareholder(s)"                 holder(s) of Shares;

"Share(s)"                       shares of nominal value RMB1.00 each in the
                                 share capital of the Company;

"Supplemental Agreement"         the supplemental agreement entered into between
                                 GS and the Company dated 19 April 2007;

"HK$"                            Hong Kong dollars, the lawful currency of Hong
                                 Kong; and

"%"                              per cent.

                              LETTER FROM THE BOARD

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

BOARD OF DIRECTORS:                               REGISTERED OFFICE:
Executive Directors                               No.1052 Heping Road
Wu Junguang                                       Shenzhen, Guangdong Province
Yang Yiping                                       The People's Republic of China
Yang Jinzhong                                     Postal Code: 518010

Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

COMPANY SECRETARY:
Guo Xiangdong

                                                  11 May 2007

Dear Shareholder(s),

                   AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
                        NOTICE OF ANNUAL GENERAL MEETING
                                       AND
                             REVISED ANNUAL CAP FOR
                        CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

The index of Articles of Listing Companies (amendment in 2006) promulgated by CSRC on 16 March 2006 was implemented recently, the Company proposes to make corresponding amendments to the Articles.

On 19 April 2007, the Board announced that the Company has entered into the Supplemental Agreement to, among others, adjust the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007.

                              LETTER FROM THE BOARD

The purpose of this circular is to provide you with further information in relation to (i) the amendments to the existing Articles and (ii) the Supplemental Agreement and the revised annual cap for the Continuing Connected Transactions.

AMENDMENTS OF ARTICLES

Following the newly implementation of the Index of Articles of Listing Companies (amendment in 2006) promulgated by CSRC on 16 March 2006, it is now proposed that consequential amendments be made to the Articles to reflect the new requirements.

Details relating to the proposed amendments are set out on pages 23 to 27 of this circular.

ANNUAL GENERAL MEETING

The proposed amendments to the Articles are subject to the approval of the Shareholders by way of special resolution at the AGM.

A notice convening the AGM at which a special resolution will be proposed to Company Shareholders to consider and, if thought fit, to approve the amendments to the Articles and all matters relating thereto is set out on pages 21 and 27 of this circular.

Reply slips for confirming attendance at the AGM have been sent to the relevant Shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 8 June 2007. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

CONTINUING CONNECTED TRANSACTIONS

BACKGROUND

Reference is made to the announcement of the Company dated 13 January 2006 and the circular of the Company dated 27 January 2006 in respect of, among others, the GS Comprehensive Services Agreement.

On 13 January 2006, the Company and GS entered into the GS Comprehensive Services Agreement pursuant to which GS agreed to provide security, property management, property construction and maintenance and other services to the Company at prices which are determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of

                              LETTER FROM THE BOARD

8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is the same as the pricing arrangement since the Company was listed on HKSE in 1996. The GS Comprehensive Services Agreement has a term of 3 years ending on 31 December 2008. Under the GS Comprehensive Services Agreement, the aggregate annual service fees payable by the Company to GS shall not exceed RMB74.91 million, RMB76.41 million and RMB77.94 million for the three years ending 31 December 2006, 2007 and 2008, respectively.

As GS is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GS Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GS Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 3 March 2006 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

REVISION OF ANNUAL CAP

The aggregate service fees in respect of the Continuing Connected Transactions for the year ended 31 December 2006 was approximately RMB74.52 million, representing approximately 99.5% of the annual cap for the Continuing Connected Transactions for the year ended 31 December 2006, demonstrating that the historical actual expenditure was generally in line with the estimated cap amount. According to the management accounts, as of 31 March 2007, the aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement were approximately RMB24.50 million, representing approximately 32.1% of the annual cap for the Continuing Connected Transactions for the year ending 31 December 2007 as set out in the GS Comprehensive Services Agreement.

As a result of the completion of the construction of the Fourth Railway Line and the operation of 11 sets of new EMUs in April 2007 which will be increased to 20 sets by the end of 2007, the Directors expect that more complementary services from GS will be required and the annual cap for the Continuing Connected Transactions under the GS Comprehensive Services Agreement for the financial year ending 31 December 2007 will be exceeded. Accordingly, the Company and GS entered into the Supplemental Agreement on 19 April 2007 to adjust the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007 to RMB139.70 million.

                              LETTER FROM THE BOARD

Pursuant to the GS Comprehensive Services Agreement as amended by the Supplemental Agreement, the Continuing Connected Transactions will be subject to, among other things, the revised annual cap for the year ending 31 December 2007. The Company proposes to set the revised annual cap as below:

                                                    ACTUAL
                                                  HISTORICAL                ORIGINAL      REVISED
                                                   FIGURES                 ESTIMATED       ANNUAL
                                                   FOR THE                CAP FOR THE   CAP FOR THE
                                                  YEAR ENDED              YEAR ENDING   YEAR ENDING
                                                 31 DECEMBER              31 DECEMBER   31 DECEMBER
                                        2004         2005        2006         2007          2007
                                      --------   -----------   --------   -----------   -----------
                                        (RMB         (RMB        (RMB         (RMB          (RMB
                                      million)     million)    million)     million)      million)
GS COMPREHENSIVE SERVICES AGREEMENT
Security and other services             94.25       78.23        74.52       76.41        139.70

The proposed revised annual cap is determined based on: (i) the historical and original estimated figures as set out in the table above; and (ii) the expected additional demand of services by the Company as a result of the completion of the construction of the Fourth Railway Line and the operation of 11 sets of new EMUs in April 2007 which will be increased to 20 sets by the end of 2007.

Pursuant to the Supplemental Agreement, the term of the GS Comprehensive Services Agreement will be shortened to two years ending on 31 December 2007. Save for the above, all other terms of the GS Comprehensive Services Agreement shall remain unchanged.

As the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules on the revised annual cap under the GS Comprehensive Services Agreement and the Supplemental Agreement for the year ending 31 December 2007 exceed 2.5% and the total annual transaction amount is more than HK$10 million, the revision of the annual cap is subject to the approval by the Independent Shareholders in accordance with Chapter 14A of the Listing Rules.

GENERAL

The Company is principally engaged in railway passenger and freight transportation businesses between Shenzhen -- Guangzhou -- Pingshi and certain long-distance passenger transportation services.

GR Group Company (including GS) controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company is the only available

                              LETTER FROM THE BOARD

provider in the market for certain services that the Company requires in its operations. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the service fees under the Continuing Connected Transactions shall exceed the revised annual cap, or that there is any material amendment to the terms of the GS Comprehensive Services Agreement (as amended by the Supplemental Agreement).

EXTRAORDINARY GENERAL MEETING

The Supplemental Agreement and the revision to the annual cap of the Continuing Connected Transactions will be subject to approval by the Independent Shareholders in an extraordinary general meeting by way of poll where GR Group Company and its associates will abstain from voting.

A notice convening the EGM at which an ordinary resolution will be proposed to Company Shareholders to consider and, if thought fit, to approve, inter alia, the Continuing Connected Transactions and all matters relating thereto is set out on pages 28 and 29 of this circular.

The voting in respect of the approval of the resolution will be conducted by way of a poll. GR Group Company and its associates will abstain from voting for such resolutions.

Reply slips for confirming attendance at the EGM have been sent to the relevant Shareholders. A form of proxy for use at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 8 June 2007. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai, none of whom is interested or involved in the Continuing Connected Transactions, has been established to advise the independent Shareholders in respect

                              LETTER FROM THE BOARD

of the Supplemental Agreement and the revised annual cap for the Continuing Connected Transactions. Your attention is drawn to the advice from the Independent Board Committee set out in its letter dated 11 May 2007 on page 10 of this circular.

INDEPENDENT FINANCIAL ADVISER

BNP Paribas Capital (Asia Pacific) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement and the revised annual cap for the Continuing Connected Transactions. Your attention is drawn to the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 11 May 2007 on pages 11 to 15 of this circular.

RECOMMENDATION

The Board considers that the proposed amendments to the Articles to be put before the AGM for consideration are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant special resolution to be proposed at the AGM.

The Board considers that the terms of the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM.

Having regard to the opinion of the Independent Financial Adviser, the Independent Board Committee is of the opinion that the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions are in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and in the interests of the Company and the Company Shareholders as a whole. The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

                                        Yours faithfully,


                                        ----------------------------------------
                                        WU JUNGUANG
                                        Chairman

                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                                                     11 May 2007

To Independent Shareholders

Dear Sir/ Madam.

                             REVISED ANNUAL CAP FOR
                       CONTINUING CONNECTED TRANSACTIONS

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the terms of the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We refer to the circular to the Shareholders dated 11 May 2007 (the "CIRCULAR"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

BNP Paribas Capital (Asia Pacific) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions.

Having considered the terms of the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions and the opinion and advice of BNP Paribas Capital (Asia Pacific) Limited in relation thereto as set out on pages 11 to 15 of the Circular, we are of the opinion that the terms of the Supplemental Agreement and the increase of the annual for the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Supplemental Agreement and the increase of the annual cap for the Continuing Connected Transactions.


                                        Yours faithfully,

                                        For and on behalf of the Independent
                                        Board Committee


                                        ----------------------------------------
                                        DEBORAH KONG


                                        ----------------------------------------
                                        CHANG LOONG CHEONG


                                        ----------------------------------------
                                        WILTON CHAU CHI WAI
                                        Independent Non-executive Directors

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(BNP PARIBAS LOGO)

BNP PARIBAS CAPITAL (ASIA PACIFIC) LIMITED
63/F TWO INTERNATIONAL FINANCE CENTRE,
8 FINANCE STREET, CENTRAL, HONG KONG
TEL: (852) 2825 1888 FAX: (852) 2845 5300

The Independent Board Committee and the Independent Shareholders
Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, Guangdong Province The
People's Republic of China

                                                                     11 May 2007

Dear Sirs,

                             REVISED ANNUAL CAP FOR
                       CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Supplemental Agreement in respect of the increase in the annual cap for the Continuing Connected Transactions, for which the Independent Shareholders' approval is being sought for the applicable revised annual cap for the year ending 31 December 2007 (the "Revised Cap"). Details of the Continuing Connected Transactions and the Revised Cap are set out in the letter from the Board contained in the circular of the Company dated 11 May 2007 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

On 19 April 2007, the Company and GS entered into the Supplemental Agreement to adjust the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007 to RMB139.70 million. The Revised Cap will be subject to the approval by the Independent Shareholders in the EGM by way of a poll where GR Group Company and its associates will abstain from voting. The Independent Board Committee has been formed by the Company to consider the terms of the Supplemental Agreement and the Revised Cap.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we will receive any fees or benefits from the Company, the GR Group Company, their respective subsidiaries, or any of their respective associates (as defined under the Listing Rules). We are independent of the directors, chief executive or substantial shareholders of the Company, the GR Group Company, any of their respective subsidiaries or any of their respective associates (as defined under the Listing Rules). We consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders on the terms of the Supplemental Agreement in respect of the Revised Cap. As at the 3 May 2007, BNP Paribas S.A., our parent company, beneficially owns 5,533,397 H Shares, representing approximately 0.08% of the issued share capital of the Company. We do not consider this shareholding interest would affect the objectivity of our advice, given the fact that the interests of so held in the Company is the same as the independent shareholders of the Company in respect of the transactions; the value of the H Shares is immaterial in terms of either the consolidated gross or net assets of BNP Paribas group taken as a whole, which represents less than 0.006% of the consolidated gross and net assets of BNP Paribas group as at 31 December 2006.

In arriving at our advice, we have relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors and management of the Company and assumed that all statements, intentions, opinions and representations made were true, complete and accurate at the time they were made and continue to be so in all respects at the date of the Circular. We have assumed that all of the expectations of the Directors can be met. We have also relied on the assumptions described in the Circular and certain information available to the public and we have assumed such information to be accurate and reliable. We have reviewed, inter alia, the GS Comprehensive Services Agreement and the Supplemental Agreement. We consider that we have reviewed sufficient information to enable us to reach an informed view. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company or the GR Group Company. We have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular and we have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop or change prior to the date of the EGM that, if known at the time we rendered our opinion, would have altered our opinion. We assume no responsibility on liability under such circumstances.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our view on the terms of the Supplemental Agreement in respect of the Revised Cap, we have taken into consideration the principal factors and reasons as set out below.

BACKGROUND OF ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

On 13 January 2006, the Company and GS entered into the GS Comprehensive Services Agreement pursuant to which GS agreed to provide security, property management, property construction and maintenance and other services to the Company at prices of which are determined with reference to the costs incurred by GS for the provision of such services plus a markup of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties; and such pricing policy is same as the pricing arrangement since the Company was listed on HKSE in 1996. The GS Comprehensive Services Agreement has a term of three years ending on 31 December 2008. As GS is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GS Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GS Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 3 March 2006 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

In this respect, it is noted from the letter from the board that the Company is principally engaged in railway passenger and freight transportation businesses between Shenzhen -- Guangzhou -- Pingshi and certain long-distance passenger transportation services. The GR Group Company (including GS) controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, the GR Group Company is the only available provider in the market for the services that the Company requires in its operations. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from the GR Group Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company. It is also noted that the relevant waiver was granted by the HKSE ever since listing of the Company.

Further, we noted that the basis for determining the prices of the Continuing Connected Transactions have been negotiated by the Company and GS with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that for the purpose of calculating enterprise's business operating tax, the acceptable basis would be at cost plus a mark-up of 10%; and (ii) the fact that the 8% mark-up has been the basis upon which the comprehensive services have been or are currently provided by GS to the Company.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above matters, we concur with the Directors' view that the Continuing Connected Transactions are entered into in the usual and ordinary course of business of the Group and are conducted on an arm's length basis.

REASONS FOR ENTERING INTO THE SUPPLEMENTARY AGREEMENT

As a result of the completion of the construction of the Fourth Railway Line and the operation of 11 sets of new EMUs in April 2007 which will be increased to 20 sets by the end of 2007, the Directors expect that more complementary services from GS will be required and the original annual cap for the Continuing Connected Transactions under the GS Comprehensive Services Agreement for the financial year ending 31 December 2007 will be exceeded. Accordingly, the Company and GS entered into the Supplemental Agreement on 19 April 2007 to, among others, adjust the annual cap for the Continuing Connected Transactions for the financial year ending 31 December 2007.

Pursuant to the Supplemental Agreement, the term of the GS Comprehensive Services Agreement will be shortened to two years ending on 31 December 2007. Save for the above, all other terms of the GS Comprehensive Services Agreement shall remain unchanged.

PROPOSED REVISED CAP FOR THE CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions will be subject to, among other things, the Revised Cap for the year ending 31 December 2007. As referred to in the letter from the Board contained in the Circular, the Company proposes to set the Revised Cap as below:

                                                    ACTUAL
                                                  HISTORICAL                ORIGINAL
                                                   FIGURES                 ESTIMATED      REVISED
                                                   FOR THE                CAP FOR THE   CAP FOR THE
                                                  YEAR ENDED              YEAR ENDING   YEAR ENDING
                                                 31 DECEMBER              31 DECEMBER   31 DECEMBER
                                        2004         2005        2006         2007          2007
                                      --------   -----------   --------   -----------   -----------
                                        (RMB         (RMB        (RMB         (RMB          (RMB
                                      million)     million)    million)     million)      million)
GS COMPREHENSIVE SERVICES AGREEMENT
Security and other services             94.25       78.23        74.52       76.41         139.70

In determining whether the Revised Cap proposed by the Company is fair and reasonable in so far as the Independent Shareholders are concerned, we have discussed with the Directors the basis for setting the Revised Cap for the Continuing Connected Transactions and have taken into account the reasons and factors as set out below.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the letter from the Board contained in the Circular, the proposed Revised Cap is determined based on: (i) the historical and original estimated figures as set out in the table above; and (ii) the expected additional demand of services by the Company as a result of the completion of the construction of the Fourth Railway Line and the operation of 11 sets of new EMUs in April 2007 which will be increased to 20 sets by the end of 2007. In this regard, it should be noted that the aggregate service fees in respect of the Continuing Connected Transactions for the year ended 31 December 2006 was approximately RMB74.52 million, representing approximately 99.5% of the annual cap of RMB74.91 for the year ended 31 December 2006, demonstrating that the historical actual expenditure was generally in line with the estimated cap amount. According to the management accounts, as of 31 March 2007, the aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement were approximately RMB24.50 million, representing approximately 32.1% of the original annual cap for the Continuing Connected Transactions for the year ending 31 December 2007 as set out in the GS Comprehensive Services Agreement. The Directors are of the view that the bases for determining the Revised Cap are fair and reasonable.

Given that: (i) the services to be provided in the GS Comprehensive Services Agreement are generally related to the operations of the railway business; and
(ii) the increase in services demand from GS are related to the increase of transportation services of the Company and related additional costs to be incurred by GS, and having reviewed the aforesaid bases for determining the Revised Cap, we consider the Revised Cap to be fair and reasonable in so far as the Company and the Independent Shareholders are concerned.

We note that upon the expiry of the Revised Cap for the year ending 31 December 2007 as approved by the Independent Shareholders by poll at the EGM, the Company shall fully comply with the then requirement of the Listing Rules. We consider this provides the Shareholders with an opportunity to review and reconsider the renewal of the annual caps upon the expiry of the terms, and hence is fair and reasonable in so far as the Independent Shareholders are concerned.

CONCLUSION

Having considered the principal reasons and factors set out in this letter, we are of the view that the terms of the Supplemental Agreement in respect of the Revised Cap are fair and reasonable and in the interest of the Company and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Revised Cap.

                                        Yours faithfully,

                                        For and on behalf of
                                        BNP PARIBAS CAPITAL (ASIA PACIFIC)
                                        LIMITED


                                        ----------------------------------------
                                        ISADORA LI
                                        Head of Investment Banking, North Asia

APPENDIX                                                     GENERAL INFORMATION

1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     (A) INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

          As at the Latest Practicable Date, there was no record of interests and short positions of the Directors, Supervisors or the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests and short positions from any Director, Supervisor or the chief executive of the Company as required to be made to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

     (B)  INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE
          SFO

          So far as is known to the Directors, Supervisors and the chief executive of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to

APPENDIX                                                     GENERAL INFORMATION

          be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which was recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

                                                                            PERCENTAGE   PERCENTAGE OF
NAMES OF              CLASS OF     NUMBER OF                    TYPE OF    OF CLASS OF    TOTAL SHARE
SHAREHOLDERS           SHARES     SHARES HELD      CAPACITY     INTEREST    SHARES (%)    CAPITAL (%)
------------          --------   -------------   -----------   ---------   -----------   -------------
Guangzhou Railway     Domestic   2,904,250,000   Beneficial    Corporate      51.38          41.00
   (Group) Company     Shares               (L)     Owner

Sumitomo Life         H Shares      86,838,000   Interest of   Corporate       6.07           1.23
   Insurance                                (L)   controlled
   Company (Note)                                corporation

Sumitomo Mitsui       H Shares      86,838,000    Investment   Corporate       6.07           1.23
   Asset Management                         (L)    Manager
   Company, Limited

Baring Asset          H Shares      76,058,000    Investment   Corporate       5.31           1.07
   Management                               (L)    Manager
   Limited

Note: As at the Latest Practicable Date, Sumitomo Life Insurance Company was deemed to be interested in 86,838,000 H Shares (representing approximately 6.07% of the total H Shares of the Company or 1.23% of the total share capital of the Company) held by the Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

     The letter "L" denoted a long position.

Save as disclosed in this circular, as at the Latest Practicable Date, so far as is known to the Directors, Supervisors and the chief executive of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX                                                     GENERAL INFORMATION

     (C)  MISCELLANEOUS

          None of the Directors, Supervisors or the chief executive of the Company has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up.

          None of the Directors, Supervisors or the chief executive of the Company is materially interested in any contract or arrangement entered into by the Company subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3.   COMPETING BUSINESS INTERESTS OF DIRECTORS

     As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive of the Company and their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.   QUALIFICATION

     The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:

NAME                        QUALIFICATIONS
----                        --------------
BNP Paribas Capital         the independent financial adviser to the Independent
   (Asia Pacific) Limited   Board Committee and the Independent Shareholders of
                            the Company and a corporation licensed to conduct
                            type 1 (dealing in securities) and type 6 (advising
                            on corporate finance) regulated activities under the
                            Securities and Futures Ordinance (Cap. 571)

     As at 3 May 2007, BNP Paribas S.A., the parent company of BNP Paribas Capital (Asia Pacific) Limited held 5,533,397 H Shares, representing approximately 0.08% of the issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, BNP Paribas Capital (Asia Pacific) Limited was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and nor had any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX                                                     GENERAL INFORMATION

5.   CONSENT

     BNP Paribas Capital (Asia Pacific) Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears herein.

6.   MATERIAL ADVERSE CHANGE

     The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Group were made up.

7.   LITIGATION

     So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

8.   MISCELLANEOUS

     (a) As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

     (b)  The company secretary of the Company is Guo Xiangdong.

     (c) The registered address of the Company is at No.1052 Heping Road, Shenzhen, Guangdong Province, PRC, Postal Code: 518010.

     (d) The Hong Kong share registrar of the Company is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (e)  All references to times in this circular refer to Hong Kong times.

     (f) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

APPENDIX                                                     GENERAL INFORMATION

9.   PROCEDURE FOR DEMANDING A POLL BY COMPANY SHAREHOLDERS

     A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

     (1)  by the Chairman of the meeting;

     (2) by at least two Shareholders entitled to vote present in person or by proxy; or

     (3) by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.

     Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

     The demand for a poll may be withdrawn by the person who makes such demand.

10.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection during normal business hours at the office of Norton Rose at 38th Floor, Jardine House, Central, Hong Kong from 11 May 2007 to 28 June 2007 (both days inclusive):

     (a)  the Articles;

     (b)  the GS Comprehensive Services Agreement; and

     (c)  the Supplemental Agreement.

                        NOTICE OF ANNUAL GENERAL MEETING

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

NOTICE IS HEREBY GIVEN that the Board of Directors of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the meeting room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China at 9:30 a.m. on 28 June 2007 (Thursday) to consider and, if thought fit, to pass the following matters (apart from items 9 as special resolutions, all other items as ordinary resolutions):

1. To consider and approve the work report of the Board of the Company for 2006;

2. To consider and approve the work report of the Supervisory Committee of the Company for 2006;

3. To consider and approve the audited financial statements of the Company for 2006;

4. To consider and approve the proposed profit distribution of the Company for 2006;

5.   To consider and approve the Company's budget for 2007;

6. To consider and approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company's PRC auditors for 2007 and to authorize the Board and the Audit Committee to determine its remunerations;

7. To consider and approve the appointment of PricewaterhouseCoopers Certified Public Accountants as the Company's international auditors for 2007 and to authorise the Board and the Audit Committee to determine its remunerations;

8.   To consider and approve the remunerations for independent Directors;

9.   To:

     (a) approve the proposed amendments to the Articles of Association of the Company (Appendix); and

                        NOTICE OF ANNUAL GENERAL MEETING

     (b) authorize the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to give effect to such amendments, including but not limited to application for approval of, registration of or filing the amendments with relevant governmental bodies of the PRC and Hong Kong and making further amendments as governmental bodies of the PRC may require; and

10.  To consider and approve any other businesses.

Notes:

1.   QUALIFICATION FOR ATTENDING THE MEETING

     Shareholders of the Company's H share whose names appear on the Register of Members of the Company kept by Hong Kong Registrar Limited at the close of business on 28 May 2007, or their proxies and shareholders of the Company's domestic share whose names appear on the Register of Members of the Company kept by China Securities Depository and Clearing Corporation Limited Shanghai Branch at the close of business on 28 May 2007, or their proxies are entitled to attend the AGM after necessary registry procedure.

2.   REGISTRY PROCEDURE FOR THE MEETING

     (a) Shareholders who intend to attend the AGM are requested to deliver the AGM attendance confirmation reply form to the registered address of the Company in person, by post or by facsimile on or before 8 June 2007.

     (b) Shareholders of the H shares of the Company should note that the Register of Members of the Company's H shares will be closed from 29 May 2007 to 28 June 2007 (both days inclusive), during which no transfer of H shares will be registered. To qualify for the final dividend of 2006 all transfer forms together with the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:00 p.m. on 28 May 2007.

3.   APPOINTING PROXIES

     (a) Each shareholder entitled to attend and vote at the AGM may appoint one or more individuals (whether a shareholder or not) as his proxies to attend the meeting and vote on his behalf.

     (b) Where a shareholder appoints more than one proxy, his proxies may only vote on a poll.

     (c) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any), must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

     (d) Shareholders, or their proxies, are entitled to attend the meeting by presenting their identity cards or passports.

                        NOTICE OF ANNUAL GENERAL MEETING

4.   OTHER BUSINESSES

     (a) Registry date and methods of dividend distribution of domestic shareholders shall be informed by other way.

     (b) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered address of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board


                                        ----------------------------------------
                                        GUO XIANGDONG
                                        Secretary of Board of Directors

Shenzhen, the PRC
11 May 2007

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.

                                    APPENDIX

According to the relevant content of the Index of Articles of Listing Companies (amendment in 2006) promulgated by China Securities Regulatory Commission on 16 March 2006, the Company proposes to amend its Articles of Association as follows:

1. Article 9 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 9 These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior management; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.

     These articles of association are actionable by a shareholder against the Company, by the Company against its shareholders, directors, supervisors, general manager, deputy general managers and other senior management, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior management of the Company.

     The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

     Other senior management specified in the first paragraph of this article includes the secretary of Board of Directors and the chief finance officer.

                        NOTICE OF ANNUAL GENERAL MEETING

2. Article 25 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 25 The Company may, based on its requirements for operation and development and in accordance with the relevant provisions of these articles of association, approve an increase of capital.

     The Company may increase its capital in the following ways:

     (1) offering new shares to non specially designated investors for subscription;

     (2)  issuing closed-door shares;

     (3)  placing new shares to its existing shareholders;

     (4)  distributing new shares to its existing shareholders;

     (5)  converting reserve into new share capital;

     (6) any other ways permitted by laws and administrative regulations and approved by China Securities Regulatory Commission.

     The Company's increase of capital by issuing new shares shall, after being approved in accordance with the provisions of these articles of association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations of the State.

3. Article 28 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 28 Shares certificates of the Company held by the promoters may not be transferred within one year from the date of the establishment of the Company. Shares of the Company held by the promoters prior to the public offering of shares of the Company may not be transferred within one year of the date on which the shares certificates of the Company are listed on domestic stock exchange.

     Directors, supervisors, managers and other senior management shall report to the Company on a regular basis as to the Company's shares held by them and their changes during their terms of office and they can transfer in aggregate no more than 25% of their shares of the Company each year. They may not transfer any shares of the Company held by them within one year of the date on which the shares certificates of the Company are listed on domestic stock exchange and within six months from the termination of their office.

4. Article 30 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 30 Where a shareholder holding 5 per cent or more of the shares carrying the right to vote sells the shares certificates of the Company held by him within six months from the date of the acquisition of the shares or acquires again any shares of the Company within six months from the date of sale of the shares, the profits arising from such transactions shall belong to the Company.

     The provision in the preceding paragraph is applicable to the directors, supervisors, managers and other senior management of the Company.

     In the event that the board of directors of the Company does not execute the first paragraph under this Article, shareholders are entitled to request the board of directors to execute the same within thirty days. In the event that the board of directors of the Company does not execute the same within the prescribed period, shareholders are entitled to initiate litigation at the People's Court on his own behalf for the interests of the Company.

                        NOTICE OF ANNUAL GENERAL MEETING

     In the event that the board of directors does not execute the first paragraph under this Article, the responsible directors shall jointly accept the liability in accordance with the law.

     In the event that the regulatory authorities at the place of listing of the overseas-listed foreign shares have different requirements, such requirements shall prevail. (Note)

5. Article 60 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 60 The shareholders' general meeting shall have the following functions and powers:

     (1)  to decide on the Company's operational policies and investment plans;

     (2) to elect and replace directors who are not representatives of employees and decide on matters relating to the remuneration of directors;

     (3) to elect and replace the supervisors who are not representatives of employees and decide on matters relating to the remuneration of supervisors;

     (4)  to review and approve reports of the board of directors;

     (5)  to review and approve reports of the supervisory committee;

     (6) to review and approve the Company's proposed preliminary and final annual financial budgets;

     (7) to review and approve the Company's profit distribution plans and plans for making up losses;

     (8) to resolve any increase or reduction in the Company's registered capital;

     (9) to resolve matters such as merger, spin-off, dissolution, liquidation and form alteration of the Company;

     (10) to resolve the issue of debentures by the Company;

     (11) to resolve the appointment, dismissal and disengagement of the accounting firm;

     (12) to amend these Articles of Association;

     (13) to consider motions proposed by shareholder(s) who represent(s) 3 per cent or more of the total shares of the Company carrying the right to vote;

     (14) to review and approve the establishment of special committees, including the strategic, audit, nomination, remuneration and examination committees, as proposed by the board of directors;

     (15) to decide on other matters which require resolutions of the shareholders at a general meeting according to the relevant laws, administrative regulations and provisions of these Articles of Association;

     (16) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders at a general meeting.

                        NOTICE OF ANNUAL GENERAL MEETING

6. Article 63 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 63 When the Company convenes a shareholders' general meeting, a written notice shall be given 45 days before the date of the meeting to notify all shareholders whose names are shown in the share register of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the general meeting shall deliver his written reply concerning the attendance of the meeting to the Company 20 days before the date of the meeting.

7. Article 75 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 75 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

     To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

     To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

     The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection or abstention to every matter to be determined by voting. A shareholder, whose vote is not filled or is wrongly filled or not filled in legible writing or is not voted, shall be considered abstaining from his voting rights. The shares held by him shall be counted as abstention.

8. Article 82 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 82 The following matters shall be resolved by a special resolution at a shareholders' general meeting:

     (1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities by the Company;

     (2)  the issue of debentures by the Company;

     (3)  the spin-off, merger, dissolution and liquidation of the Company;

     (4)  the amendments to these Articles of Association;

     (5)  the alteration of the form of the Company;

     (6) any acquisition or disposal within one year of material assets exceeding 30 per cent of the value of the latest audited total assets of the Company;

     (7) any other matters considered in the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and which would need to be adopted by a special resolution.

                        NOTICE OF ANNUAL GENERAL MEETING

9.   Article 83 of the Articles of Association shall be deleted in its entirety.

10. The first paragraph of Article 84 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     Related shareholders shall not vote while the general meeting considers resolutions about connected transaction. Their voting shares shall not be counted in the total valid voting amount. The announcement about resolutions of the general meeting shall fully disclose the voting details of non-related shareholders.

11. Article 85 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 85 Shareholders requisitioning the convening of extraordinary general meetings of shareholders or class meetings shall abide by the following procedures:

     (1) Two or more shareholders holding in aggregate 10 per cent or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receiving the requisition.

          The amount of shareholders referred to above shall be calculated as at the date of the deposit of the requisition in writing.

     (2) If the board of directors fails to issue a notice of such a meeting within 30 days from the date of the receipt of the requisition in writing, the requisitor may themselves convene such a meeting in a manner as similar as possible as that in which shareholders' meetings are to be convened by the board of directors within four months from the date of receipt of the requisition by the board of directors.

          Any reasonable expenses incurred by the requisitor by reason of the failure of the board of directors to duly convene a meeting shall be repaid to the requisitor by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.

12.  The following shall be added as Article 200:

     ARTICLE 200 This Articles of Association shall be explained by the Board of the Company.

Note: The proposed amended Article 30 is only applicable to holders of A shares of the Company

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 10 a.m. (or so soon thereafter as the annual general meeting of the Company to be held on 28 June 2007 at 9:30 a.m. shall have been concluded or adjourned) on 28 June 2007 (Thursday) in the meeting room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                               ORDINARY RESOLUTION

"THAT the supplemental agreement dated 19 April 2007 (the "AGREEMENT") (a copy of which has been produced to the meeting and marked "A") entered into between the Company and Guangzhou Railway Enterprise Development Company (CHINESE CHARACTERS) amending certain terms and provisions of the comprehensive services agreement entered into between the same parties dated 13 January 2006, the continuing connected transactions referred to therein, together with the proposed revised annual cap in relation to the continuing connected transactions for the financial year ending 31 December 2007, be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as they may consider necessary, desirable or expedient to implement and/or give effect to the terms of the Agreement and/or the continuing connected transactions with such changes as the directors of the Company may consider necessary, desirable or expedient."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 29 May 2007 to 28 June 2007 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 28 May 2007, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 8 June 2007.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board


                                        ----------------------------------------
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, the PRC
11 May 2007

As at the date of this notice, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                                     Number of
                                                     shares to which
          PROXY FORM FOR USE BY SHAREHOLDERS         this proxy form
            AT THE ANNUAL GENERAL MEETING            relates: (Note 1) _________

I/We (Note 2) __________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE ANNUAL GENERAL
MEETING/ ___________________________ (note (3) of ______________________________
as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting ("AGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor. No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30 a.m. on 28 June 2007 in respect of the resolutions listed in the notice of the AGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

                                                                         AGAINST
                    RESOLUTION                           FOR (Note 4)   (Note 4)
                    ----------                           ------------   --------
1.   To consider and approve the work report of the
     Board for 2006.

2. To consider and approve the work report of the Supervisory Committee of the Company for 2006.

3. To consider and approve the audited financial statements of the Company for 2006.

4. To consider and approve the proposed profit distribution of the Company for 2006.

5. To consider and approve the Company's budget for 2007.

6. To consider and approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the
     Company's PRC auditors for 2007 and to
     authorize the Board and the Audit Committee to determine its remunerations.

7. To consider and approve the appointment of PricewaterhouseCoopers Certified Public
     Accountants as the Company's international auditors for 2007 and to authorise the Board and the Audit Committee to determine its remunerations.

8. To consider and approve the remunerations for independent non-executive Directors.

9. To consider and approve the proposed amendment of Articles of Association of the Company.

10.  To consider and approve any other businesses.


Date:                            2007   Signature                       (Note 5)
      --------------------------                  ---------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLACE A "[X]" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLACE AN "[X]" IN THE BOX MARKED "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

7. Completion and delivery of this proxy form will not preclude you from attending and voting at the AGM or any adjournment thereof should you so wish.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

        ATTENDANCE CONFIRMATION REPLY FORM FOR THE ANNUAL GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Annual General Meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 28 June 2007 at 9:30 a.m. shall complete this attendance confirmation reply form.

NAME             _____________________   NUMBER OF SHARES HELD  ________________

Number of
identity card/                           Telephone number
passport         _____________________                          ________________

Address ________________________________________________________________________

                                        Signature of
Date:                            2007   the shareholder:
      --------------------------                         -----------------------

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company on 28 May 2007 are entitled to complete this attendance confirmation reply form and attend the Annual General Meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 8 June 2007.

(6) (i) If in person or by post,         (ii) If by facsimile, please
        please deliver to:                    deliver to:
        Secretariat of the Board              Secretariat of the Board
        of Directors of of Guangshen          of Directors
        Railway Company Limited               Guangshen Railway Company
        No. 1052 Heping Road                  Limited
        Shenzhen, Guangdong Province          Facsimile number:
        The People's Republic of China        (86-755)-25591480
        Postal Code: 518010

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                                     Number of
                                                     shares to which
      PROXY FORM FOR USE BY SHAREHOLDERS AT THE      this proxy form
            EXTRAORDINARY GENERAL MEETING            relates: (Note 1) _________

I/We (Note 2) __________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL
MEETING/ ___________________________ (note 3) of _______________________________
as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting ("EGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor. No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 10:00 a.m. (or so soon thereafter as the annual general meeting of the Company to be held on 28 June 2007 at 9:30 a.m. shall have been concluded or adjourned) on 28 June 2007 in respect of the resolution listed in the notice of the EGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

                                                                         AGAINST
                    RESOLUTION                           FOR (Note 4)   (Note 4)
                    ----------                           ------------   --------
To approve, confirm and ratify the supplemental
agreement dated 19 April 2007 (the "Agreement")
entered into between the Company and Guangzhou Railway
Enterprise Development Company (CHINESE CHARACTERS)
amending certain terms and provisions of the
comprehensive services agreement entered into between
the same parties dated 13 January 2006, the continuing
connected transactions referred to therein, together
with the proposed revised annual cap in relation to
the continuing connected transactions for the
financial year ending 31 December 2007, and to
authorize the directors of the Company to do all such
further acts and things and execute all such further
documents and take all such steps as they may consider
necessary, desirable or expedient to implement and/ or
give effect to the terms of the Agreement and/or the
continuing connected transactions with such changes as
the directors of the Company may consider necessary,
desirable or expedient.


Date:                            2007   Signature                       (Note 5)
      --------------------------                  ---------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLACE A "[X]" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLACE AN "[X]" IN THE BOX MARKED "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

7. Completion and delivery of this proxy form will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

    ATTENDANCE CONFIRMATION REPLY FORM FOR THE EXTRAORDINARY GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Extraordinary General Meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 28 June 2007 at 10:00 a.m. (or so soon thereafter as the annual general meeting of the Company to be held on 28 June 2007 at 9:30 a.m. shall have been concluded or adjourned) shall complete this attendance confirmation reply form.

NAME             _____________________   NUMBER OF SHARES HELD  ________________

Number of
identity card/                           Telephone number
passport         _____________________                          ________________

Address ________________________________________________________________________

                                        Signature of
Date:                            2007   the shareholder:
      --------------------------                         -----------------------

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company on 28 May 2007 are entitled to complete this attendance confirmation reply form and attend the Extraordinary General Meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 8 June 2007.

(6) (i) If in person or by post,         (ii) If by facsimile, please
        please deliver to:                    deliver to:
        Secretariat of the Board of           Secretariat of the Board of
        Directors of of Guangshen             Directors Guangshen Railway
        Railway Company Limited               Company Limited
        No. 1052 Heping Road                  Facsimile number:
        Shenzhen, Guangdong Province          (86-755)-25591480
        The People's Republic of China
        Postal Code: 518010